CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net

web: www.cibt.net www.cibt.edu www.cibt-bh.edu.cn www.help-ads.com

TSX.V: CPT

December 5th, 2007

OTC.BB (US): CBTGF

CIBT Expands to Zhuhai & Macau in Southern China

CIBT Education Group Inc (TSXV: CPT; OTC.BB (US): CBTGF) reports that its subsidiary, CIBT School of Business and Technology Corp., has signed an agreement to establish a CIBT Education Center at the Zhuhai Broadcasting & Television University (“ZBTU”) in Zhuhai City, China. This new CIBT center will deliver a variety of CIBT programs offered by CIBT and its US and Canadian academic partners, with particular emphasis on hotel management and travel tourism with a specialization in casino management and related subjects.

Zhuhai city is located on the southern coast of the Guangdong province of China with a provincial population of 86.5 million. Guangdong also enjoyed the highest GDP in the country.  Located in the Pearl River Delta, Zhuhai is within walking distance from the city of Macau, the hottest gaming city in the world rivaling Las Vegas.

As one of the first Special Economic Zones established by the national government, Zhuhai has a wide range of supporting infrastructures and deep-water ports, attracting large multinational firms to the city.  As Macau continues its rapid expansion in the gaming and tourism industry, international hotels such as The Venetian, The MGM Grand, The Sands and others are rapidly expanding into Macau and building hotel properties that are nearly twice the size of their existing properties in Las Vegas.  However, Macau has a working population of less than 295,000 people servicing 18 million visitors per year and must rely heavily on China to boost its labour force.  Naturally, Zhuhai becomes its first choice to supply this labour shortage due to its close proximity to Macau.

CIBT plans to deliver a variety of management and vocational programs relating to the casino and gaming industry in Zhuhai with job placements targeted for Macau. “Our latest expansion into southern China sets our foot print into Guangdong province, one of the richest, fastest growing and most densely populated regions of China,” commented Toby Chu, Vice Chairman and CEO of CIBT. “Our expansion into the hotel and travel education sector specializing in casino and gaming management once again demonstrates CIBT’s unique business model by providing specialized education to China’s massive labor market, while adapting with a specific focus to the unique requirements of each region.”

About Zhuhai Broadcasting & Television University:

Founded in 1978, Zhuhai Broadcasting & TV University is located in downtown Zhuhai city occupying approximately 23,000 square meters of land with approximately 13,500 square meters of infrastructure space. With more than 6,000 students, the institution offers a variety of degree and non-degree programs such as Computer Science, Law, Business Administration, English, Finance, Accounting, Electrical Engineering and Information Technology.

About CIBT Education Group Inc.:

CIBT Education Group, headquartered in Canada is an education management company with operations internationally. Founded in 1986, CIBT Education Group has a long track record of success in the international business arena.  Its subsidiary, CIBT School of Business has been a leading business, technology and technical school in China since 1994.  CIBT delivers US and China accredited business and management degree programs, automotive, diesel and marine maintenance programs, IT programs, and career/vocational programs through its network of campuses across China.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

Investor Relations Contact: Mr. James Neil * N. America Toll Free: 1-888-865-0901 Ext.322 * Email: info@cibt.net

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